             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS

                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

----------
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                      P.A.M. TRANSPORTATION SERVICES, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   693149 10 6
                                   -----------
                                 (CUSIP Number)

                             HELEN T. FERRARO, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP

                            3343 PEACHTREE ROAD, N.E.
                                   SUITE 1800

                             ATLANTA, GEORGIA 30326

                                 (404) 264-2631
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                DECEMBER 23, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)
                                Page 1 of 5 Pages

CUSIP No. 693149 10 6           SCHEDULE 13D   Page     2    of    5      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          CenTra, Inc. 38-2005747
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          0
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  693149 10 6          SCHEDULE 13D   Page     3    of     5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          MJM First Limited Partnership, 38-2878701
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Michigan
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,510,713
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,510,713
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,510,713
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          30.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       AMENDMENT NO. 2 TO SCHEDULE 13D OF
                          MJM FIRST LIMITED PARTNERSHIP

ITEM 1.    SECURITY AND ISSUER.

           This filing relates to the Common Shares, par value $.01 per share (the "Common Shares"), of P.A.M. Transportation Services, Inc., a Delaware corporation (the "Issuer"), such Shares being registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal executive offices of the Issuer is Highway 412 West, Tontitown, Arkansas 72770.

ITEM 2.    IDENTITY AND BACKGROUND

           This Schedule was originally filed by CenTra, Inc., a Delaware corporation ("CenTra"), Central Transport, Inc., a subsidiary of CenTra, ("Central Transport") and MJM First Limited Partnership, a Michigan limited partnership ("MJM"). Effective January 31, 1994, the securities of the Issuer then beneficially owned by Central Transport and CenTra were redeemed by the Issuer, thus terminating the reporting obligations of Central Transport and CenTra at that time. The purpose of this filing is to terminate any future filings on Schedule 13D by MJM due to the fact that MJM is now controlled by Matthew T. Moroun, a director of the Issuer, and Mr. Moroun has contemporaneously herewith filed his own individual Schedule 13D to report his beneficial ownership of shares of Common Stock of the Issuer. Mr. Moroun owns and controls the general partner of MJM.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           On December 23, 1996, MJM transferred all 3,092,000 stock purchase warrants of the Issuer owned by MJM to Matthew T. Moroun, and MJM now owns 2,510,713 shares, or 30.9% of the outstanding Common Stock of the Issuer. In addition, the general partner of MJM has changed to a successor corporation owned and controlled by Matthew T. Moroun. Therefore, Mr. Moroun has contemporaneously with the filing of this Amendment filed an individual Schedule 13D to report his beneficial ownership of all shares of the Issuer owned of record by MJM and by a trust with respect to which Mr. Moroun is a trustee and beneficiary. No further amendments will be filed with respect to this Schedule 13D.

                                   Page 4 of 5


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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 1997                    MJM FIRST LIMITED PARTNERSHIP

                                    By:    5973 Corp., General Partner



                                           /s/ Matthew T. Moroun
                                           ------------------------------------
                                           Matthew T. Moroun
                                           President

                                           CENTRA, INC.

                                     By:   /s/ Norman E. Harned
                                           ------------------------------------
                                           Norman E. Harned
                                           Vice President and Treasurer



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